Exhibit 1

FOR IMMEDIATE RELEASE	11 JULY 2014

WPP PLC (“WPP”)

Scangroup agrees to acquire majority stake in pan-African experiential marketing group EXP

WPP’s subsidiary company, Scangroup Limited, has agreed to acquire a majority stake in EXP, a pan-African experiential marketing group based in South Africa, subject to regulatory approvals. With a presence in 12 countries across sub-Saharan Africa, EXP employs over 1700 people.

Scangroup, Africa’s leading marketing services group with revenues of over US$60 million in 2013, offers clients across sub-Saharan Africa a comprehensive and integrated range of advertising and marketing services in advertising, media investment management, marketing consultancy, public relations, digital and experiential marketing.

EXP’s audited revenues for the year ended 31 December 2013 were over ZAR200 million, with audited gross assets of approximately ZAR244 million as at the same date.

This investment continues WPP’s strategy of developing its networks in important markets and sectors and its commitment to developing its business throughout the fast growing economies of Africa. Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP	+ 44(0) 207 408 2204